Exhibit 99.1

Norzinc Announces Parks Canada has Issued Draft All Season Road Permits for Prairie Creek Mine

NZC-TSX
NORZF-OTCQB

VANCOUVER, Aug. 16, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is pleased to announce that Parks Canada has issued draft permits for the All Season Road ("ASR") to the Company's Prairie Creek Mine.

In addition to the issuance of draft permits by the Mackenzie Valley Land and Water Board (MVLWB) announced in the Company's news release of August 12, 2019, Parks Canada has now distributed their draft ASR permits to government agencies and other reviewers for review and comments. The ASR traverses land regulated by both MVLWB and Parks Canada. Parks Canada has also confirmed that comments from all reviewers are due on the same date as MVLWB, August 29, 2019.

As announced on August 12, 2019, responses from the company are due Sept. 5, 2019. Following the company's responses, the MVLWB has indicated a six-week period to finalize and issue the ASR permits, and, based on the draft schedule provided by the MVLWB, which the company has been informed Parks Canada is also endeavouring to follow, the final ASR permits will be received early in Q4 2019.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, the Company's plans regarding potential financings.  This forward-looking information is based on, among other things, management's expectations with respect to the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 40- F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 16-AUG-19